UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

October 29, 2014

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the third quarter 2014 results of Statoil ASA.

2014 THIRD QUARTER RESULTS

Statoil’s third quarter 2014 operating and financial review

Statoil's third quarter 2014 net operating income was NOK 17.0 billion, a decrease from NOK 39.3 billion in the third quarter of 2013. Net income was negative NOK 4.8 billion mainly due to impairments. Adjusted earnings were NOK 30.9 billion, a decrease from NOK 40.4 billion in the third quarter of 2013.

“Statoil’s quarterly earnings were negatively impacted by lower oil and gas prices and our decision to defer gas sales to enhance value. Our negative net income in accordance with IFRS relates to quarter-specific items. We delivered strong operational performance and cash generation in the quarter,” says Eldar Sætre, Statoil's acting president and CEO.

“We are progressing well on our efficiency improvement program. We continued to produce with high regularity on the Norwegian continental shelf and execute our projects as planned, remaining on track for our 2014 production guiding,” says Sætre.

Statoil’s adjusted earnings were NOK 30.9 billion in the third quarter. The decrease from the third quarter of 2013 was mainly a result of lower oil and gas prices, reduced ownership share from divestments, higher depreciation due to investments in producing assets, new fields coming on stream and a larger share of oil in the production mix.

Statoil’s reported net income for the third quarter in accordance with IFRS was negative NOK 4.8 billion due to quarter specific accounting charges of NOK 13.5 billion. These charges were mainly related to an impairment of the Kai Kos Dehseh asset in Canada, triggered by the postponement of the Corner field development, as well as impairments of exploration assets in the Gulf of Mexico and Angola. In line with practice to reflect the underlying performance, certain quarter-specific items are not included in the adjusted earnings.

"Our cash flow from operations so far this year is NOK 168 billion before tax. We have a strong balance sheet, and will pay a dividend of NOK 1.80 per share for the quarter," says Sætre. At the end of the quarter, Statoil’s net debt to capital employed was 19%. Organic capital expenditure was around USD 15 billion year-to-date, and the guidance of around USD 20 billion for 2014 remains.

Statoil delivered production of 1,829 mboe per day in the third quarter. This is around the same level as in the third quarter of 2013, despite expected natural decline, reduced ownership share from divestments and lower gas off-take on the Norwegian continental shelf (NCS). High production efficiency, as well as start-up and ramp-up of production, contributed positively to the production. Production guidance for the year is re-iterated, despite a deliberate choice to produce less gas during the summer.

The board of directors appointed Eldar Sætre as acting president and CEO on 15 October. "Statoil’s strategy remains firm. Safe and efficient operations are our top priorities, and we continue developing the business according to plan," says Sætre. Statoil’s board of directors has established a sub-committee which has started the search for Statoil’s next CEO.

Statoil made strong progress on project development and execution. The company started production on the two North Sea fast-track projects Fram H-North and Svalin C; successfully installed the Valemon platform in the North Sea; put a new compressor in operation on the Kvitebjørn field in the North Sea, to increase recovery by 220 mmboe; and started the Kristin low pressure production, yielding 160 additional mmboe.

Statoil also delivered on strategic portfolio management to realise value and strengthen flexibility. Statoil announced transactions of more than USD 3.5 billion in the quarter, including divestment of NCS assets and a sale of Shah Deniz in Azerbaijan. Since 2010, Statoil has announced more than USD 23 billion in proceeds from transactions and delivered around USD 12 billion in gains.

Also, in October Statoil continued its exploration progress, announcing its seventh natural gas discovery offshore Tanzania. This brings the total of in-place volumes up to approximately 21 tcf in block 2, adding gas volumes for a future large-scale gas infrastructure development. Statoil also recently proved new high-value oil resources of 30-80 mmboe in the Grane area in the North Sea.

The serious incident frequency (SIF) was 0.8 in the third quarter of 2014, unchanged from the third quarter 2013.

Third quarter				First nine months			Full year
2014	2013	change		2014	2013	change	2013

17.0	39.3	(57%)	IFRS Net operating income (NOK billion)	100.4	111.6	(10%)	155.5
30.9	40.4	(24%)	Adjusted earnings (NOK billion) [5]	109.2	120.8	(10%)	163.1
(4.8)	13.7	>(100%)	IFRS Net income (NOK billion)	30.9	24.5	26%	39.2
1,829	1,852	(1%)	Total equity liquids and gas production (mboe per day) [4]	1,868	1,939	(4%)	1,940
569.5	616.6	(8%)	Group average liquids price (NOK/bbl) [1]	590.1	581.0	2%	588.1

Key events since second quarter 2014:

•          On 15 October, Statoil’s board of directors appointed Eldar Sætre as acting president and CEO, following the resignation of Helge Lund.

•          Gudrun platform in North Sea officially opened, topsides installed on steel jacket on Valemon field.

•          Production start on two North Sea fast-track projects: Fram H-North and Svalin C.

•          Ordinary operations resumed at In Amenas in Algeria.

•          Decision to postpone Corner field development at Kai Kos Dehseh oil sands project in Canada.

•          Announced farm-down in Aasta Hansteen, Asterix and Polarled and exit from two NCS assets.

•          Announced exit from Shah Deniz and South Caucasus Pipeline in Azerbaijan.

•          New acreage awarded in Algeria, farm-in to acreage offshore Colombia, assessing opportunities in Nicaragua.

•          Discovery of 1.2 trillion cubic feet of natural gas in Giligiliani-1 exploration well offshore Tanzania.

•          New sanctions towards Russia relating to the situation in Ukraine have been imposed by Norway, the EU and the US, targeting i.a. certain oil exploration and production activities and Russian energy companies. We are currently reviewing the implications on our business and in particular with respect to our relationship with Rosneft.

Statoil 3rd quarter 2014     2

THIRD QUARTER 2014 GROUP REVIEW

Operational performance in the quarter was solid. Results for the third quarter were impacted by reduced oil and gas prices and impairment losses.

Total equity liquids and gas production [4]  was 1,829 mboe per day, at the same level as in third  quarter of 2013 despite expected natural decline, reduced ownership shares from divestments and lower gas off-take on the Norwegian continental shelf (NCS). Start-up and ramp-up of production on various fields and lower maintenance activity partly offset the decrease.

Total entitlement liquids and gas production [3]  was down 2% to 1,626 mboe per day, impacted by the decrease in equity production as described above and a lower negative effect from production sharing agreements (PSA effect).

Net operating income  (IFRS) was NOK 17.0 billion in the third quarter, a decrease of 57% compared to the third  quarter of 2013.

Net operating income in the third quarter 2014 was negatively affected by impairment losses of NOK 13.5 billion in total, mainly relating to the Kai Kos Dehseh oil sands project in Canada triggered by the postponement of the Corner field development and general weakening of market outlooks, impairment of midstream assets due to reduced expectations for future trading activities and impairment of exploration assets, mainly in Angola and in the Gulf of Mexico due to dry wells and uncommercial discoveries.

Net operating income in the third quarter of 2013 was negatively impacted by impairment losses of NOK 6.0 billion and provisions of NOK 4.3 billion mainly related to a redetermination process, while gain on sale of assets of NOK 6.4 billion, eliminations of NOK 1.7 billion and change in fair value of derivatives affected net operating income positively.

Adjusted earnings [5] were NOK 30.9 billion in the third quarter, down 24% compared to the third quarter of 2013 mainly due to lower prices for liquids and gas measured in NOK, reduced gas sales and increased depreciation and operating costs.

The increase in depreciation was mainly due to new investments, start-up and ramp-up of production and a larger share of oil in the production mix in order to optimise value creation. The increase in operating expenses and selling, general & administrative expenses was mainly due to increased gas transportation related to value chain optimisation and other one-off expenses. Lower exploration expenses due to reduced drilling and field development activities partly offset the decrease in adjusted earnings.

Third quarter			Adjusted earnings	First nine months			Full year
2014	2013	change		2014	2013	change	2013
	(restated)		(in NOK billion)		(restated)		(restated)

146.6	164.5	(11%)	Adjusted total revenues and other income	458.4	474.8	(3%)	629.6

(72.6)	(83.0)	(12%)	Adjusted purchases [6]	(225.5)	(236.7)	(5%)	(307.5)
(20.5)	(18.7)	9%	Adjusted operating expenses and selling, general and administrative expenses	(61.9)	(56.6)	9%	(76.3)
(19.0)	(17.0)	12%	Adjusted depreciation, amortisation and net impairment losses	(52.3)	(48.1)	9%	(65.6)
(3.6)	(5.4)	(34%)	Adjusted exploration expenses	(9.6)	(12.6)	(24%)	(17.1)

30.9	40.4	(24%)	Adjusted earnings [5]	109.2	120.8	(10%)	163.1

Statoil 3rd quarter 2014     3

Adjusted earnings after tax were NOK 9.1 billion, which reflects an effective tax rate on adjusted earnings of 70.6%, compared to an effective tax rate on adjusted earnings of 70.1% in the third quarter of 2013. The tax rate increased mainly due to relatively higher adjusted earnings from the NCS in the third quarter of 2014. Income from the NCS is subject to higher than average tax rates.

Cash flows provided by operating activities were NOK 26.1 billion, a decrease of NOK 14.1 billion compared to the third quarter of 2013, mainly due to changes in working capital items amounting to NOK 13.4 billion.

Cash flows used in investing activities were NOK 17.5 billion, a decrease of NOK 7.3 billion compared to the third quarter of 2013 mainly due to lower investments of NOK 16.1 billion in deposits with more than three months maturity. Investments in property, plant and equipment and intangible assets amounted to NOK 26.2 billion. Proceeds from sale of assets of NOK 2.5 billion in the third quarter of 2014 was mainly related to the divestments of working interests in Angola Block 15/06, Block 39 and in the Dudgeon offshore wind-farm.

Cash flows used in financing activities amounted to NOK 6.6 billion, and were mainly related to the payment of dividends in the third quarter 2014. The amounts reported in 2013 were impacted by a debt issuance of NOK 20.2 billion.

First nine months 2014

Net operating income was NOK 100.4 billion compared to NOK 111.6 billion in the first nine months of 2013.

Net operating income in the first nine months of 2014 was negatively affected by impairment losses of total NOK 18.0 billion (mainly the Kai Kos Dehseh oilsands project in Canada and US onshore assets and midstream assets) and losses on several exploration assets. Gain on sale of assets of NOK 6.5 billion (mainly ownership shares in the Shah Deniz project, the Angola assets and the Dudgeon offshore windfarm) and an award payment related to a commercial dispute of NOK 2.8 billion positively affected net operating income in the first nine months.

Net operating income in the first nine months of 2013 was negatively impacted mainly by impairments losses of NOK 6.0 billion, a provision related to a redetermination process of NOK 4.3 billion, and an onerous contract provision of NOK 4.9 billion, while gain on sale of assets of NOK 6.4 billion affected net operating income positively.

Adjusted earnings [5] were NOK 109.2 billion in the first nine months of 2014. The 10% decrease compared to the first nine months of 2013 was mainly due to decreased volumes of both liquids and gas, partly offset by higher prices.

Increased depreciation expenses mainly due to new investments and increased production from ramp-up and start-up on various fields, added to the decrease. Also, increased transportation, higher pension cost and other one-off expenses, reduced adjusted earnings in the first nine months of 2014. Adjusted exploration expenses were down 24% mainly due to lower drilling and seismic activity, reduced field development costs and a higher capitalisation rate.

Cash flows provided by operating activities were NOK 99.1 billion, an increase of NOK 12.4 billion compared to the first nine months of 2013. The increase was mainly due to higher prices measured for liquids, and a positive contribution from lower taxes paid, partly offset by changes in working capital.

Cash flows used in investing activities were NOK 75.8 billion, the decrease compared to the first nine months of 2013 was mainly due to lower investments in deposits with more than three months maturity. Investments in property, plant and equipment and intangible assets amounted to NOK 88.2 billion. Proceeds from sale of assets in 2014 amounted to NOK 11.2 billion, which relates mainly to the divestment of interests in the Shah Deniz field and the South Caucasus pipeline.

Cash flows used in financing activities amounted to NOK 29.5 billion, and are mainly related to the payments of dividends in 2014 of NOK 28.0 billion. The amounts reported in 2013 were impacted by a 2013 debt issuance of NOK 37.5 billion.

Statoil 3rd quarter 2014     4

OUTLOOK

•       Organic capital expenditures for 2014 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern), are estimated at around USD 20 billion.

•       Statoil will continue to mature the large portfolio of exploration assets and expects to complete around 50 wells in 2014 with a total exploration activity level at around USD 3.5 billion, excluding signature bonuses.

•       Statoil focuses on value creation, and RoACE (Return on Average Capital Employed) is expected to stabilise at the 2013 level, based on an oil price of USD 100 per barrel (real 2013).

•       Our ambition is to keep our unit of production cost in the top quartile of our peer group.

•       For the period 2013 - 2016 organic production growth [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate) from a 2013 level rebased for divestments and redeterminations. 1)

•       The equity production development for 2014 is estimated to be around 2% CAGR from a 2013 level rebased for divestments and redetermination. [7]

•       Scheduled maintenance activity  is estimated to reduce quarterly production by approximately 25 mboe per day in the fourth quarter of 2014, primarily planned outside the NCS, mostly in liquids. In total, the maintenance is estimated to reduce equity production by around 50 mboe per day for the full year 2014, of which the majority is liquids.

•       Indicative PSA (Production Sharing Agreement) effect and US royalties are estimated to around 200 mboe per day in 2014 based on an oil price of USD 110 per barrel.

•       Deferral of gas production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

1) An updated status will be provided on the Capital Markets Update on 6 February 2015.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future.

Statoil 3rd quarter 2014     5

DEVELOPMENT AND PRODUCTION NORWAY

Third quarter 2014 review

Average daily production of liquids and gas decreased by 3% to 1,086 mboe per day compared to the third quarter of 2013. The decrease was mainly due to expected natural decline on mature fields, divestments and lower gas-offtake. The decrease was partly offset by fewer turnarounds, ramp-up of new fields together with higher production regularity compared to the same quarter last year.

Net operating income for Development and Production Norway (DPN) was NOK 24.6 billion compared to NOK 36.5 billion in the third quarter of 2013.

Net operating income in the third quarter of 2013 was positively impacted by gain on sale of assets of NOK 6.4 billion.

Adjusted earnings were NOK 23.2 billion, down 24%. The decrease was mainly due to reduced gas and liquids prices together with reduced gas production. Increase depreciation was mainly due to new investments on major producing fields together with new fields in production. In addition, a larger share of oil in the production mix contributed to the increase. Lower drilling activity reduced exploration expenses.

Third quarter			Adjusted earnings	First nine months			Full year
2014	2013	change	(in NOK billion)	2014	2013	change	2013

39.8	46.7	(15%)	Adjusted total revenues and other income	131.0	144.8	(10%)	195.8

(6.5)	(6.2)	4%	Adjusted operating expenses and selling, general and administrative expenses	(20.1)	(19.9)	1%	(26.1)
(9.4)	(8.0)	18%	Adjusted depreciation, amortisation and net impairment losses	(26.4)	(23.8)	11%	(31.8)
(0.7)	(1.9)	(61%)	Adjusted exploration expenses	(3.2)	(4.1)	(21%)	(5.5)

23.2	30.6	(24%)	Adjusted earnings [5]	81.4	97.1	(16%)	132.5

First nine months 2014

Net operating income for DPN was NOK 82.1 billion compared to NOK 99.9 billion in the first nine months of 2013.

Net operating income in the first nine months of 2013 was positively impacted by gain on sale of assets of NOK 6.4 billion, partly offset by provisions of NOK 0.8 billion and losses on changes in fair value of derivatives.

Adjusted earnings [5] were NOK 81.4 billion in the first nine months of 2014, down 16%. The result was impacted by lower production mainly due to divestments and expected natural decline. Lower gas-offtake in order to create future value and lower gas prices added to the decrease. New fields in production together with higher production regularity compared to the same period last year partly offset the decrease.

The increase in depreciation was mainly due  to new investments on major producing fields and new fields in production. In addition, higher volumes of deferred gas with a corresponding larger share of oil in the production mix contributed to the increase. Exploration expenses decreased mainly due to lower drilling activity compared to the first nine months of 2013.

Statoil 3rd quarter 2014     6

DEVELOPMENT AND PRODUCTION INTERNATIONAL

Third quarter 2014 review

Average equity production of liquids and gas increased by 2% to 743 mboe per day compared to the third quarter of 2013. The increase was mainly due to ramp-up on CLOV (Angola), Marcellus (US) and PSVM (Angola). The increase was partly offset by the farm-down in Shah Deniz and expected natural decline at various fields.

Average daily entitlement production of liquids and gas decreased marginally to 540 mboe per day compared to the third quarter of 2013. Increased equity production and lower negative effect of production sharing agreements (PSA effect) were more than offset by higher negative effect from US royalties. The PSA effect was 166 mboe per day in the third quarter of 2014 compared to 175 mboe per day in the third quarter of 2013.

In the third quarter of 2014, Net operating income for Development and Production International (DPI) was NOK 8.8 billion negative, compared to NOK 0.5 billion in the same period in 2013.

In the third quarter of 2014 net operating income was negatively impacted by impairment losses of NOK 12.1 billion, mainly related to the Kai Kos Dehseh oil sands project of NOK 8.1 billion and impairment of exploration assets of NOK 3.4 billion. A provision for a commercial dispute of NOK 0.7 billion also contributed to the reduction in net operating income. Gain on sale of assets of NOK 0.5 billion partly offset the reduction in net operating income. In the third quarter of 2013 net operating income was negatively impacted by provisions of NOK 4.3 billion and impairment losses of NOK 1.4 billion.

Adjusted earnings were down 44% to NOK 3.5 billion. The decrease was mainly due to lower realised oil and gas prices, partly offset by higher entitlement production. Increased operating expenses mainly driven by onshore activities in the US, and higher depreciation mainly due to increased production from start-up and ramp-up, contributed to the decrease. Lower exploration expenses due to increased capitalisation and a lower portion of exploration expenditures capitalised earlier years being expensed, partly offset the decrease in adjusted earnings.

Third quarter			Adjusted earnings	First nine months			Full year
2014	2013	change		2014	2013	change	2013
	(restated)		(in NOK billion)		(restated)		(restated)

21.0	23.0	(9%)	Adjusted total revenues and other income	63.3	62.0	2%	83.1

(6.1)	(5.4)	14%	Adjusted operating expenses and selling, general and administrative expenses	(17.3)	(15.1)	14%	(20.9)
(8.6)	(7.9)	9%	Adjusted depreciation, amortisation and net impairment losses	(23.0)	(21.3)	8%	(29.8)
(2.9)	(3.6)	(19%)	Adjusted exploration expenses	(6.4)	(8.5)	(25%)	(11.7)

3.5	6.2	(44%)	Adjusted earnings [5]	16.7	17.1	(2%)	20.7

First nine months 2014

Net operating income for DPI was NOK 5.1 billion compared to NOK 10.3 billion in the first nine months of 2013.

Net operating income in the first nine months of 2014 was negatively impacted by impairment losses. The impairment losses were mainly related to Kai Kos Dehseh oil sands project of NOK 8.1 billion, US onshore assets of NOK 5.0 billion together with exploration assets of NOK 3.4 billion. The negative impact was partly offset by gains on sale of assets of NOK 5.8 billion related to the Shah Deniz project and Angola assets.

Net operating income in the first nine months of 2013 was negatively impacted by provisions of NOK 4.3 billion together with impairment losses.

Adjusted earnings [5] were NOK 16.7 billion in the first nine months of 2014. The 2% decrease compared to the first nine months of 2013 was mainly caused by higher operating expenses and depreciation driven by production growth. Lower oil and gas prices together with provisions relating to a redetermination process added to this decrease. The decrease was partly offset by higher entitlement production and lower exploration expenses. The decrease in exploration expenses was due to reduced seismic and field development costs together with higher capitalisation.

Statoil 3rd quarter 2014     7

MARKETING, PROCESSING AND RENEWABLE ENERGY

Third quarter 2014 review

Natural gas sales volumes amounted to 11.1 billion standard cubic meters (bcm), down 17% compared to the third quarter of 2013 mainly due to lower entitlement production on the Norwegian continental shelf and lower third party volumes sold. Of the total gas sales in the third quarter of 2014, entitlement gas amounted to 9.2 bcm compared to 10.0 bcm in the third quarter of 2013.

Average invoiced European natural gas sales price decreased by 21%, mainly due to decrease in market prices related to our gas contract portfolio. Averaged invoiced North American pipe gas sales price decreased by 5%.

Net operating income for Marketing, Processing and Renewable Energy (MPR) was NOK 1.8 billion compared to NOK 0.9 billion in the third quarter of 2013.

Net operating income in the third quarter 2014 was impacted by impairment losses of NOK 1.4 billion related to midstream assets due to the reduced expectations of future trading activities. Net operating income in the third quarter of 2013 was impacted by impairment losses of NOK 4.2 billion related to the refineries.

Adjusted earnings were NOK 4.4 billion, compared to NOK 3.9 billion in the third quarter of 2013. The increase is mainly due to stronger refinery margins together with increased margins for the US gas sales, partly offset by lower margins for the European gas sales due to lower sales volumes in addition to lower margins from LNG trading. Increased margins from trading of Gas Liquids are offset by reduced margins from trading of crude and oil products.

Compared to the third quarter of 2013, adjusted operating expenses and selling, general and administrative expenses reflects higher transport costs due to value chain optimisation. In addition, one-off expenses related to ongoing activity level impacted the expenses in the third quarter this year compared to third quarter of 2013.

Third quarter			Adjusted earnings	First nine months			Full year
2014	2013	change		2014	2013	change	2013
	(restated)		(in NOK billion)		(restated)		(restated)

144.6	159.6	(9%)	Adjusted total revenues and other income	448.9	461.0	(3%)	609.3

(131.1)	(147.7)	(11%)	Adjusted purchases [6]	(409.2)	(429.6)	(5%)	(565.8)
(8.5)	(7.1)	19%	Adjusted operating expenses and selling, general and administrative expenses	(24.8)	(21.9)	13%	(29.6)
(0.7)	(0.8)	(12%)	Adjusted depreciation, amortisation and net impairment losses	(2.2)	(2.1)	4%	(2.8)

4.4	3.9	11%	Adjusted earnings [5]	12.7	7.4	71%	11.1

First nine months 2014

Net operating income for MPR was NOK 13.4 billion compared to NOK 0.7 billion negative in the first nine months of 2013.

Net operating income in the first nine months of 2014 was positively impacted by an income due to the award payment related to a commercial dispute of NOK 2.8 billion and a gain on sale of assets of NOK 0.7 billion. Impairment losses net of reversal of NOK 1.2 billion and a loss on operational storage impacted net operating income negatively.

Net operating income in the first nine months of 2013 was negatively impacted by impairment losses related to the refineries (NOK 4.2 billion) and an onerous contract provision related to the Cove Point terminal (NOK 4.1 billion).

Adjusted earnings [5] were NOK 12.7 billion in the first nine months of 2014. The increase of NOK 5.3 billion compared to the first nine months of 2013 was mainly due to stronger contribution from US gas sales as a result of higher prices, improved margins for gas in Europe and stronger margins from LNG. Further, adjusted earnings increased due to higher margins for liquids as a result of improved overall trading performance, improved refinery margins and increased result related to ownership in infrastructure.

Statoil 3rd quarter 2014     8

Condensed interim financial statements

Third quarter 2014

CONSOLIDATED STATEMENT OF INCOME

Third quarter			First nine months		Full year
2014	2013		2014	2013	2013
	(restated*)	(unaudited, in NOK billion)		(restated*)	(restated*)

147.4	161.6	Revenues	459.8	470.1	616.6
(0.0)	0.2	Net income from associated companies	0.2	(0.0)	0.1
0.9	7.0	Other income	10.0	7.3	17.8

148.2	168.8	Total revenues and other income	470.0	477.4	634.5

(74.1)	(82.7)	Purchases [net of inventory variation]	(227.0)	(236.8)	(306.9)
(19.3)	(16.4)	Operating expenses	(57.7)	(56.6)	(74.1)
(1.7)	(2.0)	Selling, general and administrative expenses	(5.1)	(5.7)	(7.8)
(27.6)	(22.6)	Depreciation, amortisation and net impairment losses	(65.0)	(53.7)	(72.4)
(8.5)	(5.9)	Exploration expenses	(14.8)	(13.0)	(18.0)

17.0	39.3	Net operating income	100.4	111.6	155.5

(1.0)	(0.4)	Net financial items	0.9	(13.0)	(17.0)

16.0	38.9	Income before tax	101.4	98.6	138.4

(20.8)	(25.2)	Income tax	(70.5)	(74.1)	(99.2)

(4.8)	13.7	Net income	30.9	24.5	39.2

(4.7)	14.3	Attributable to equity holders of the company	30.8	25.1	39.9
(0.0)	(0.6)	Attributable to non-controlling interests	0.0	(0.6)	(0.6)

(1.48)	4.48	Basic earnings per share (in NOK)	9.70	7.88	12.53
(1.48)	4.47	Diluted earnings per share (in NOK)	9.67	7.86	12.50
3,179.7	3,180.3	Weighted average number of ordinary shares outstanding in millions	3,180.3	3,181.1	3,180.7

* Relates to a change in significant accounting policies in the first quarter of 2014, see note 1 Organisation and basis for preparation.

Statoil 3rd quarter 2014     9

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Third quarter			First nine months		Full year
2014	2013	(unaudited, in NOK billion)	2014	2013	2013

(4.8)	13.7	Net income	30.9	24.5	39.2

1.8	(4.2)	Actuarial gains (losses) on defined benefit pension plans	1.8	(4.5)	(5.9)
0.1	1.2	Income tax effect on income and expense recognised in OCI	0.1	1.3	1.5
1.8	(3.0)	Items that will not be reclassified to statement of income	1.8	(3.2)	(4.4)

8.5	0.0	Foreign currency translation differences	10.7	19.9	22.9
8.5	0.0	Items that may be subsequently reclassified to statement of income	10.7	19.9	22.9

10.3	(3.0)	Other comprehensive income	12.5	16.7	18.5

5.5	10.7	Total comprehensive income	43.4	41.2	57.7

5.6	11.3	Attributable to the equity holders of the company	43.4	41.8	58.3
(0.0)	(0.6)	Attributable to non-controlling interests	0.0	(0.6)	(0.6)

Statoil 3rd quarter 2014     10

CONSOLIDATED BALANCE SHEET

	At 30 September	At 31 December	At 30 September
(unaudited, in NOK billion)	2014	2013	2013

ASSETS
Property, plant and equipment	535.2	487.4	467.5
Intangible assets	84.1	91.5	93.4
Investments in associated companies	7.7	7.4	7.8
Deferred tax assets	11.0	8.2	7.0
Pension assets	2.8	5.3	6.9
Derivative financial instruments	24.9	22.1	27.5
Financial investments	18.3	16.4	16.7
Prepayments and financial receivables	6.4	8.5	8.4

Total non-current assets	690.5	646.8	635.2

Inventories	30.1	29.6	23.9
Trade and other receivables	82.2	81.8	70.4
Derivative financial instruments	4.1	2.9	3.1
Financial investments	38.9	39.2	18.9
Cash and cash equivalents	77.8	85.3	79.7

Total current assets	232.9	238.8	196.0

Total assets	923.4	885.6	831.2

EQUITY AND LIABILITIES
Shareholders' equity	365.5	355.5	339.4
Non-controlling interests	0.4	0.5	0.1

Total equity	365.9	356.0	339.5

Finance debt	160.9	165.5	142.8
Deferred tax liabilities	74.9	71.0	73.4
Pension liabilities	23.8	22.3	21.9
Provisions	111.5	101.7	87.3
Derivative financial instruments	2.6	2.2	2.5

Total non-current liabilities	373.7	362.7	327.9

Trade and other payables	93.5	95.6	88.0
Current tax payable	53.8	52.8	61.6
Finance debt	27.6	17.1	12.6
Dividends payable	5.7	0.0	0.0
Derivative financial instruments	3.2	1.5	1.6

Total current liabilities	183.8	166.9	163.8

Total liabilities	557.5	529.6	491.7

Total equity and liabilities	923.4	885.6	831.2

Statoil 3rd quarter 2014     11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2012	8.0	40.6	270.8	(0.2)	319.2	0.7	319.9
Net income for the period			25.1		25.1	(0.6)	24.5
Other comprehensive income			(3.2)	19.9	16.7		16.7
Dividends			(21.5)		(21.5)		(21.5)
Other equity transactions		(0.1)	0.0		(0.1)	(0.0)	(0.1)

At 30 September 2013	8.0	40.5	271.2	19.7	339.4	0.1	339.5

At 31 December 2013	8.0	40.3	284.5	22.7	355.5	0.5	356.0
Net income for the period			30.8		30.8	0.0	30.9
Other comprehensive income			1.8	10.7	12.5		12.5
Dividends			(33.7)		(33.7)		(33.7)
Other equity transactions		(0.1)	0.4		0.3	(0.1)	0.2

At 30 September 2014	8.0	40.2	284.0	33.3	365.5	0.4	365.9

The Dividends  of NOK 33.7 billion consist of dividends declared for 2013 of NOK 7.00 per share, amounting to NOK 22.3 billion. For the first quarter of 2014 interim dividends of NOK 1.80 per share were declared, amounting to NOK 5.7 billion, and were paid in the second quarter. The interim dividends declared in the second quarter of 2014 of NOK 1.80 per share, amounting to NOK 5.7 billion, will be paid in the fourth quarter of 2014 and are recognised as a liability in the condensed interim financial statements.

In the first nine months of 2013, Dividends  consist of dividends declared and paid of NOK 6.75 per share, amounting to a dividend of NOK 21.5 billion.

Statoil 3rd quarter 2014     12

CONSOLIDATED STATEMENT OF CASH FLOWS

Third quarter			First nine months		Full year
2014	2013	(unaudited, in NOK billion)	2014	2013	2013

16.0	38.9	Income before tax	101.4	98.6	138.4

27.6	22.6	Depreciation, amortisation and net impairment losses	65.0	53.7	72.4
5.0	1.0	Exploration expenditures written off	6.3	1.4	3.1
1.6	(1.7)	(Gains) losses on foreign currency transactions and balances	2.3	4.7	4.8
(1.0)	(7.0)	(Gains) losses on sales of assets	(6.6)	(7.2)	(17.6)
0.8	3.9	(Increase) decrease in other items related to operating activities	2.5	3.9	6.6
0.5	(4.1)	(Increase) decrease in net derivative financial instruments	(1.9)	6.5	11.7
0.5	0.4	Interest received	1.7	1.6	2.1
(1.0)	(0.6)	Interest paid	(2.8)	(1.8)	(2.5)

50.0	53.4	Cash flows provided by operating activities before taxes paid and working capital items	167.9	161.5	218.8

(15.7)	(18.4)	Taxes paid	(65.7)	(80.5)	(114.2)

		Working capital items:
(3.9)	3.3	(Increase) decrease in inventories	(0.5)	4.7	(1.1)
(9.0)	14.2	(Increase) decrease in trade and other receivables	1.9	(1.0)	(11.9)
4.7	(12.3)	Increase (decrease) in trade and other payables	(4.5)	2.1	9.7

26.1	40.2	Cash flows provided by operating activities	99.1	86.7	101.3

(25.8)	(23.0)	Additions to property, plant and equipment	(82.1)	(75.7)	(103.3)
(0.3)	(0.3)	Capitalised interest paid	(0.9)	(0.8)	(1.1)
(0.1)	(1.9)	Exploration expenditures capitalised and additions to other intangibles	(5.2)	(7.5)	(10.0)
6.7	(9.4)	(Increase) decrease in financial investments	1.8	(3.4)	(23.2)
(0.6)	(0.1)	(Increase) decrease in non-current loans granted and other non-current items	(0.5)	(0.3)	(0.0)
2.5	9.9	Proceeds from sale of assets and businesses	11.2	10.9	27.1

(17.5)	(24.8)	Cash flows used in investing activities	(75.8)	(76.8)	(110.4)

0.0	20.2	New finance debt	0.1	37.5	62.8
(0.7)	(4.4)	Repayment of finance debt	(3.8)	(7.3)	(7.3)
(5.7)	0.0	Dividend paid	(28.0)	(21.5)	(21.5)
(0.3)	(0.8)	Net current finance debt and other	2.2	(6.9)	(7.3)

(6.6)	14.9	Cash flows provided by (used in) financing activities	(29.5)	1.8	26.6

1.9	30.4	Net increase (decrease) in cash and cash equivalents	(6.2)	11.7	17.5

0.1	0.4	Effect of exchange rate changes on cash and cash equivalents	(1.3)	1.8	2.9
75.8	47.6	Cash and cash equivalents at the beginning of the period (net of overdraft)	85.3	64.9	64.9

77.8	78.4	Cash and cash equivalents at the end of the period (net of overdraft)	77.8	78.4	85.3

At 30 September 2013 Cash and cash equivalents included a net bank overdraft of NOK 1.3 billion. For the other periods the net bank overdraft has been rounded to zero.

Statoil 3rd quarter 2014     13

Notes to the condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group’s (Statoil's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's condensed interim financial statements for the third quarter of 2014 were authorised for issue by the board of directors on 28 October 2014.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied is included in the Statoil annual financial statements for 2013 and applies to these condensed interim financial statements.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable period have been restated to conform to current period presentation.

The condensed interim financial statements are unaudited.

Changes to significant accounting policies in the first nine months of 2014

Except for the two policy changes described in the following, there have been no other changes to significant accounting policies in the first nine months of 2014 compared to the annual financial statements for 2013.

Natural gas sales made by Statoil subsidiaries on behalf of the Norwegian State

With effect from the first quarter 2014, Statoil changed its policy for the presentation of natural gas sales, and related expenditure, on behalf of the Norwegian State made by Statoil subsidiaries in their own name. Where the subsidiary is considered the principal in the transaction, such gas sales were previously presented gross in the Consolidated statement of income, while the Norwegian State’s share of profit or loss was reflected in Statoil’s Selling, general and administrative expenses as expenses or reduction of expenses, respectively.

With effect from the first quarter 2014, such natural gas sales by Statoil subsidiaries on behalf of the Norwegian State are presented net in the Consolidated statement of income. They are linked to, and in nature no different from, Statoil ASA’s marketing and sale of natural gas in its own name, but for the Norwegian State’s account and risk, which are presented net. Following the change in policy, the assessment of the principal in the transactions and the related presentation of sales for the account and risk of the Norwegian State are determined on a consolidated basis. The revised policy more consistently reflects the sales of natural gas for the account and risk of the Statoil group, excluding transactions on behalf of the Norwegian State, and therefore provides more relevant information.

The changes have been applied retrospectively in these condensed interim financial statements including the notes. The change in accounting policy is immaterial to the Consolidated statement of income for the periods covered by these condensed interim financial statements. There is no impact on Net operating income, Net income, the Consolidated balance sheet or the Consolidated statement of cash flows from this policy change.

Recognition of disputed income tax positions

With effect from the third quarter 2014, Statoil changed its policy for the recognition of income tax positions for which payment has been made despite Statoil disputing the tax claim involved. Previously only amounts virtually certain of being refunded to Statoil were reflected as assets for positions involving such disputed income tax amounts. As of the third quarter 2014 Statoil reflects as assets any disputed amounts that are probable of being refunded. The corresponding impact to profit and loss is reflected as a reduction within Income tax in the Consolidated statement of income.

Statoil 3rd quarter 2014     14

The change in policy mitigates the previously asymmetrical accounting for disputed tax cases involving assets and liabilities. Disputed income tax positions are now reflected in the Consolidated balance sheet as assets if a refund from the relevant tax authority is probable, and as liabilities if an outflow of cash from Statoil is probable. This ensures that the accounts more consistently reflect the underlying facts and evaluations in each case. Consequently more relevant information is provided independently of whether an income tax dispute occurs in a tax regime that requires up-front payment in disputed matters (such as for instance Norway), or in a tax regime where disputed payments are not due until a dispute has been legally settled in Statoil’s disfavour.

The change in accounting policy is not material to the Consolidated statement of income, the Consolidated balance sheet and the Consolidated statement of cash flows for the periods covered by these condensed interim financial statements, and consequently has not been applied retrospectively.

Use of estimates

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN), Development and Production North America (DPNA), Development and Production International (DPI), Marketing, Processing and Renewable Energy (MPR) and Other.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers and the methods of distribution.

The Eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the third quarter and the first nine months of 2014 and 2013 is presented below. The measurement basis of segment profit is Net operating income. Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. Also, the line Additions to PP&E, intangibles and associated companies is excluding movements due to changes in asset retirement obligations.

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

Third quarter 2014
Revenues third party and Other income	1.2	2.7	144.3	0.1	-	148.3
Revenues inter-segment	40.2	18.2	0.6	0.0	(59.0)	(0.0)
Net income (loss) from associated companies	0.0	(0.2)	0.1	(0.0)	-	(0.0)

Total revenues and other income	41.5	20.7	145.0	0.1	(59.0)	148.2

Net operating income	24.6	(8.8)	1.8	(0.6)	0.0	17.0

Significant non-cash items recognised
- Depreciation and amortisation	9.4	8.6	0.7	0.2	-	19.0
- Net impairment losses (reversals)	0.0	7.2	1.4	0.0	-	8.6
- Unrealised (gain) loss on commodity derivatives	(0.5)	0.0	0.3	0.0	-	(0.2)
- Exploration expenditures written off	0.0	5.0	0.0	0.0	-	5.0

Additions to PP&E, intangibles and associated companies	13.1	13.5	2.3	0.2	-	29.0

Statoil 3rd quarter 2014     15

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

Third quarter 2013
Revenues third party and Other income	7.7	0.4	160.3	0.2	-	168.6
Revenues inter-segment	45.2	17.9	0.2	0.0	(63.3)	0.0
Net income (loss) from associated companies	0.0	0.2	(0.0)	0.0	-	0.2

Total revenues and other income	52.9	18.5	160.5	0.2	(63.3)	168.8

Net operating income	36.5	0.5	0.9	(0.3)	1.7	39.3

Significant non-cash items recognised
- Depreciation and amortisation	8.0	7.9	0.8	0.3	-	17.0
- Provisions	0.0	4.3	0.0	0.0	-	4.3
- Net impairment losses (reversals)	0.5	0.9	4.2	0.0	-	5.6
- Unrealised (gain) loss on commodity derivatives	(0.9)	0.0	(0.3)	0.0	-	(1.2)
- Exploration expenditures written off	0.0	1.0	0.0	0.0	-	1.0

Additions to PP&E, intangibles and associated companies	16.4	14.8	2.3	0.4	-	33.9

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

First nine months 2014
Revenues third party and Other income	2.5	16.1	450.7	0.5	-	469.8
Revenues inter-segment	129.3	52.9	1.4	0.0	(183.5)	(0.0)
Net income (loss) from associated companies	0.1	(0.1)	0.4	(0.0)	-	0.2

Total revenues and other income	131.9	68.8	452.4	0.5	(183.5)	470.0

Net operating income	82.1	5.1	13.4	(2.0)	1.8	100.4

Significant non-cash items recognised
- Depreciation and amortisation	26.4	23.0	2.2	0.7	-	52.3
- Net impairment losses (reversals)	0.0	11.5	1.2	0.0	-	12.8
- Unrealised (gain) loss on commodity derivatives	0.2	0.0	(0.3)	0.0	-	(0.1)
- Exploration expenditures written off	0.4	5.9	0.0	0.0	-	6.3

Investments in associated companies	0.2	4.9	2.4	0.1	-	7.7
Non-current segment assets	269.6	301.6	43.4	4.8	-	619.4
Non-current assets, not allocated to segments						63.5

Total non-current assets						690.5

Additions to PP&E, intangibles and associated companies	43.2	44.2	5.4	0.7	-	93.4

Statoil 3rd quarter 2014     16

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

First nine months 2013
Revenues third party and Other income	6.8	9.2	460.7	0.7	-	477.4
Revenues inter-segment	142.6	47.7	0.7	0.0	(191.0)	(0.0)
Net income (loss) from associated companies	0.0	(0.1)	0.1	(0.0)	-	(0.0)

Total revenues and other income	149.4	56.8	461.5	0.7	(191.0)	477.4

Net operating income	99.9	10.3	(0.7)	(0.7)	2.8	111.6

Significant non-cash items recognised
- Depreciation and amortisation	23.7	21.3	2.1	0.9	-	48.0
- Provisions	0.8	4.3	4.1	0.0	-	9.2
- Net impairment losses (reversals)	0.6	0.9	4.2	0.0	-	5.7
- Unrealised (gain) loss on commodity derivatives	1.0	0.0	0.0	0.0	-	1.0
- Exploration expenditures written off	0.1	1.3	0.0	0.0	-	1.4

Investments in associated companies	0.2	4.8	2.6	0.2	-	7.8
Non-current segment assets	235.7	281.5	38.0	5.7	-	560.9
Non-current assets, not allocated to segments						66.5

Total non-current assets						635.2

Additions to PP&E, intangibles and associated companies	41.8	40.0	4.4	1.0	-	87.2

In the third quarter of 2014, the segment data for DPI has been negatively impacted by impairment losses of NOK 8.1 billion relating to the Kai Kos Dehseh oil sands project in Alberta, Canada. The impairment losses are presented as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets’ nature of Property, Plant and Equipment and Intangible assets, respectively. The impairment losses were triggered by Statoil’s decision in the third quarter to postpone the development decision for the Corner field development, which is part of the Kai Kos Dehseh project, in combination with a general weakening of the market outlook for oil sands projects such as Kai Kos Dehseh, including the impact of market factors such as increased cost level and market access for Alberta oil.

In the DPI segment impairment losses of NOK 3.5 billion on other exploration assets, mainly related to dry wells and uncommercial discoveries in Angola and in the Gulf of Mexico, were recognised in the third quarter of 2014.

The segment data for DPI for the first nine months of 2014 has also been influenced by impairment losses related to US onshore assets of NOK 4.3 billion in the second quarter which primarily affected goodwill. The impairments were mainly related to updated assumptions with sustained negative local price differentials.

The segment data for MPR in the third quarter of 2014 include impairment losses of NOK 1.4 billion relating to midstream assets. The impairment mainly relates to reduced expectations of future trading activities.

The segment data for MPR for the first nine months of 2014 also includes an amount of NOK 2.8 billion (USD 0.5 billion), recognised and presented as Other income in the first quarter following an arbitration ruling in Statoil’s favour. The awarded payment was received by Statoil and the case finally concluded in the first quarter of 2014.

The segment data for MPR and DPI has also been influenced by the sale transactions discussed in note 3 Acquisitions and dispositions.

Revenues by geographic areas

When attributing Revenues third party and Other income to the country of the legal entity executing the sale for the third quarter of 2014, Norway constitutes 74%, and the USA constitutes 15%.

Statoil 3rd quarter 2014     17

Non-current assets by country

	At 30 September	At 31 December	At 30 September
(in NOK billion)	2014	2013	2013

Norway	294.5	269.6	257.2
USA	167.4	159.2	156.3
Angola	45.2	45.9	44.3
Brazil	25.7	24.5	23.7
Azerbaijan	19.4	19.0	18.8
UK	18.8	13.6	14.1
Canada	17.2	19.9	20.7
Algeria	9.9	9.0	9.5
Other countries	28.8	25.6	24.2

Total non-current assets*	627.0	586.3	568.8

* Excluding deferred tax assets, pension assets and non-current financial assets.

3 Acquisitions and dispositions

Transactions closed in the third quarter

During the third quarter of 2014 Statoil closed an agreement to divest a 35% working interest in the Dudgeon offshore wind-farm and retain a 35% working interest, an agreement to farm down a 15% working interest in Angola Block 39 and retain a 40% working interest, and an agreement to divest its 5% working interest in Angola Block 15/06. Gains of NOK 0.9 billion from the transactions have been presented within the line item Other income in the Consolidated statement of income from the Marketing, Processing and Renewable Energy (MPR) and Development and Production International (DPI) segments by NOK 0.4 billion and NOK 0.5 billion, respectively.

Agreement for sale of interests in licences on the Norwegian Continental Shelf to Wintershall

In the third quarter of 2014 Statoil entered into an agreement with Wintershall to sell certain ownership interests in licences on the Norwegian Continental Shelf for a cash consideration worth NOK 8.1 billion (USD 1.25 billion) as of the economic date, 1 January 2014. The transaction is expected to be closed in the fourth quarter of 2014 and will be recognised in the Development and Production Norway (DPN) and the Marketing, Processing and Renewable Energy (MPR) segments. Statoil has estimated the gain as of the economic date to approximately NOK 4.9 billion. The gain, adjusted for activity in the interim period, will be recognised upon closing of the transaction. The transaction is tax exempt under the rules in the Norwegian Petroleum Tax system and the estimated gain includes a release of related deferred tax liabilities.

Sale of interests in the Shah Deniz project and the South Caucasus Pipeline

In the first quarter of 2014 Statoil closed an agreement with BP and in the second quarter of 2014 Statoil closed an agreement with SOCAR to divest a 3.33% working interest and a 6.67% working interest, respectively, in the Shah Deniz project and the South Caucasus Pipeline. Gains of NOK 1.8 billion (DPI NOK 1.7 billion and MPR NOK 0.1 billion) and NOK 3.6 billion (DPI NOK 3.5 billion and MPR NOK 0.1 billion), respectively, were recognised in the first and second quarter of 2014. The gains have been presented in the line item Other income in the Consolidated statement of income. The part of the transaction recognised in the DPI segment was tax exempt under the rules in Norway and Azerbaijan. Proceeds from the sale were NOK 2.7 billion and NOK 5.5 billion in the first and second quarter, respectively.

Subsequent to 30 September 2014, Statoil has entered into an agreement to sell its remaining 15.5% working interest in the Shah Deniz project. See note 8 Subsequent events.

Kai Kos Dehseh oil sands swap agreement

In the second quarter of 2014 Statoil and its partner PTTEP closed an agreement to swap the two parties' respective interests in the Kai Kos Dehseh oil sands project in Alberta, Canada. Statoil paid a balancing cash consideration of NOK 2.5 billion and assumed a net liability of NOK 0.3 billion. Subsequent to the closing, Statoil continues as 100% owner of the Leismer and Corner projects, while PTTEP owns 100% of the Thornbury, Hangingstone and South Leismer areas. The transaction was recognised in the DPI segment in the second quarter of 2014 resulting in an increase in Property, plant and equipment of NOK 4.6 billion, including a transfer from Intangible assets of NOK 1.8 billion, and with no impact on the Consolidated statement of income.

In the third quarter of 2014 Statoil decided to postpone the development decision for the Corner field development. See note 2 Segments.

Statoil 3rd quarter 2014     18

4 Financial items

Third quarter			First nine months		Full year
2014	2013	(in NOK billion)	2014	2013	2013

(0.1)	0.1	Net foreign exchange gains (losses)	0.6	(7.2)	(8.6)
0.5	1.0	Interest income and other financial items	2.6	2.9	3.6
0.8	(0.0)	Gains (losses) derivative financial instruments	3.6	(5.7)	(7.4)
(2.1)	(1.5)	Interest and other finance expenses	(5.8)	(3.0)	(4.6)

(1.0)	(0.4)	Net financial items	0.9	(13.0)	(17.0)

5 Income tax

Third quarter			First nine months		Full year
2014	2013	(in NOK billion)	2014	2013	2013

16.0	38.9	Income before tax	101.4	98.6	138.4
(20.8)	(25.2)	Income tax	(70.5)	(74.1)	(99.2)
129.7%	64.9%	Equivalent to a tax rate of	69.5%	75.2%	71.7%

The tax rate for the third quarter of 2014, and for the first nine months of 2014, was primarily influenced by impairments with lower than average tax rates. For the first nine months of 2014 the tax rate was also influenced by the tax exempted sale of interests in the Shah Deniz Project and the recognition of a non-cash tax income following a verdict in the Norwegian Supreme Court in February 2014. The Supreme Court voted in favour of Statoil in a tax dispute regarding the tax treatment of foreign exploration expenditures.

The tax rate for the third quarter of 2013 was primarily influenced by a tax exempted gain on the Norwegian Continental Shelf (NCS). This was partly offset by impairments with lower than average tax rates. The tax rate for the first nine months of 2013 was primarily influenced by expenses and impairments, including onerous contract provisions and losses on financial items, subject to lower than average tax rates. This was partly offset by a tax exempted gain on the NCS.

6 Property, plant and equipment and Intangible assets

(in NOK billion)	Property, plant and equipment	Intangible assets

Balance at 31 December 2013	487.4	91.5
Additions *	95.4	6.0
Transfers **	5.7	(5.7)
Disposals	(5.4)	(1.0)
Expensed exploration expenditures and impairment losses ***	-	(6.3)
Depreciation, amortisation and net impairment losses ***	(60.6)	(4.5)
Effect of foreign currency translation adjustments	12.7	4.1

Balance at 30 September 2014	535.2	84.1

* Includes NOK 2.8 billion in Property, plant and equipment related to the Kai Kos Dehseh oil sands swap agreement. See note 3 Acquisitions and dispositions.

** Includes NOK 1.8 billion related to the Kai Kos Dehseh oil sands swap agreement.  See note 3 Acquisitions and dispositions.

*** Includes impairment losses of NOK 8.4 billion and NOK 10.7 billion in Property, plant and equipment and Intangible assets, respectively. See note 2 Segments.

Statoil 3rd quarter 2014     19

7 Provisions, commitments, contingent liabilities and contingent assets

Statoil's estimated asset retirement obligations (ARO) have increased by NOK 12.1 billion during the first nine months of 2014, mainly due to a reduction in discount rates. The main part of the ARO increase related to the second quarter. Changes in ARO are reflected within Property, plant and equipment and Provisions  in the Consolidated balance sheet.

In the first quarter of 2014 a major part of the financial exposure related to long term gas sales price review claims at that time, for which arbitration previously had been requested, was settled on commercial terms with no significant impact on the condensed interim financial statements. At the end of the third quarter of 2014 the exposure related to ongoing price review arbitration cases was approximately NOK 3.6 billion for gas delivered prior to third quarter end. Statoil has provided for its best estimate related to price review arbitration cases in these condensed interim financial statements, with the impact to the Consolidated statement of income reflected as revenue adjustments.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Subsequent events

In October 2014 Statoil entered into an agreement with Petronas to sell its remaining 15.5% interest in the Shah Deniz project and the South Caucasus Pipeline for a cash consideration per economic date 1 January 2014 of NOK 14.2 billion (USD 2.2 billion). The transaction is expected to be closed in the first half of 2015. Statoil expects to recognise a gain from the transaction primarily in the DPI segment. Upon closing, Statoil will reduce commitments related to long-term agreements for pipeline transportation of approximately NOK 50 billion (USD 8 billion).

On 28 October 2014, the Board of Directors resolved to declare an interim dividend of NOK 1.80 per share. The shares will trade ex-dividend on 14 November 2014. The payment will be executed on 28 November 2014 for shareholders at OSE and around 5 December for ADR holders at NYSE.

Statoil 3rd quarter 2014     20

Supplementary disclosures

OPERATIONAL DATA

Third quarter				First nine months			Full year
2014	2013	change	Operational data	2014	2013	change	2013

			Prices
93.7	103.6	(10%)	DPN average liquids price (USD/bbl)	98.5	100.4	(2%)	101.0
87.4	101.9	(14%)	DPI average liquids price (USD/bbl)	93.6	98.9	(5%)	98.4
91.2	102.9	(11%)	Group average liquids price (USD/bbl)	96.5	99.9	(3%)	100.1
569.5	616.6	(8%)	Group average liquids price (NOK/bbl) [1]	590.1	581.0	2%	588.1
1.20	1.78	(33%)	Transfer price natural gas (NOK/scm) [9]	1.49	1.89	(21%)	1.92
1.93	2.45	(21%)	Average invoiced gas prices - Europe (NOK/scm) [8]	2.23	2.39	(7%)	2.45
0.74	0.78	(5%)	Average invoiced gas prices - North America (NOK/scm) [8]	1.07	0.81	32%	0.83
7.0	3.8	85%	Refining reference margin (USD/bbl) [2]	4.3	4.9	(11%)	4.1

			Entitlement production (mboe per day)
593	584	2%	DPN entitlement liquids production	578	600	(4%)	591
389	387	0%	DPI entitlement liquids production	368	354	4%	354
982	971	1%	Group entitlement liquids production	946	953	(1%)	946
493	541	(9%)	DPN entitlement gas production	556	622	(11%)	626
151	155	(2%)	DPI entitlement gas production	158	143	11%	148
644	696	(7%)	Group entitlement gas production	714	764	(7%)	773
1,626	1,666	(2%)	Total entitlement liquids and gas production [3]	1,661	1,718	(3%)	1,719

			Equity production (mboe per day)
593	584	2%	DPN equity liquids production	578	600	(4%)	591
557	533	5%	DPI equity liquids production	531	524	1%	524
1,150	1,117	3%	Group equity liquids production	1,109	1,124	(1%)	1,115
493	541	(9%)	DPN equity gas production	556	622	(11%)	626
186	195	(5%)	DPI equity gas production	203	193	5%	200
678	735	(8%)	Group equity gas production	759	815	(7%)	825
1,829	1,852	(1%)	Total equity liquids and gas production [4]	1,868	1,939	(4%)	1,940

			MPR sales volumes
202	208	(3%)	Crude oil sales volumes (mmbl)	598	616	(3%)	809
9.2	10.0	(8%)	Natural gas sales Statoil entitlement (bcm)	30.5	32.6	(6%)	44.2
2.0	3.3	(40%)	Natural gas sales third-party volumes (bcm)	6.0	9.6	(37%)	12.3

EXCHANGE RATES

Third quarter				First nine months			Full year
2014	2013	change	Exchange rates	2014	2013	change	2013	2012

6.24	5.99	4%	USDNOK average daily exchange rate	6.11	5.82	5%	5.88	5.82
6.45	6.01	7%	USDNOK period-end exchange rate	6.45	6.01	7%	6.08	5.57
8.28	7.93	4%	EURNOK average daily exchange rate	8.28	7.67	8%	7.81	7.47
8.12	8.11	0%	EURNOK period-end exchange rate	8.12	8.11	0%	8.38	7.34

Statoil 3rd quarter 2014     21

EXPLORATION EXPENSES

Third quarter			Exploration expenses	First nine months			Full year
2014	2013	change	(in NOK billion)	2014	2013	change	2013

0.8	2.3	(66%)	DPN exploration expenditures (activity)	4.8	5.7	(15%)	7.9
3.7	3.5	4%	DPI exploration expenditures (activity)	9.0	10.4	(14%)	13.8

4.5	5.9	(24%)	Group exploration expenditures (activity)	13.8	16.0	(14%)	21.8
0.1	0.5	(85%)	Expensed, previously capitalised exploration expenditure	1.0	0.7	50%	1.9
(1.0)	(1.0)	1%	Capitalised share of current period's exploration activity	(5.3)	(4.4)	19%	(6.9)
4.9	0.5	>100%	Impairment / reversal of impairment	5.3	0.8	>100%	1.2

8.5	5.9	44%	Exploration expenses IFRS	14.8	13.0	14%	18.0

(4.9)	(0.5)	-	Items impacting	(5.2)	(0.5)	-	(0.8)

3.6	5.4	(34%)	Adjusted exploration expenses	9.6	12.6	(24%)	17.1

NET ADJUSTED FINANCIAL ITEMS 2014

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net adjusted financial items in the third quarter of 2014
(in NOK billion)

Financial items according to IFRS	0.5	(0.1)	0.8	(2.1)	(1.0)	2.5	1.5

Foreign exchange (FX) impacts (incl. derivatives)	0.1	0.1			0.1
Interest rate (IR) derivatives			(0.8)		(0.8)

Adjusted financial items excluding FX and IR derivatives	0.5	0.0	0.0	(2.1)	(1.6)	0.9	(0.7)

NET ADJUSTED FINANCIAL ITEMS 2013

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net adjusted financial items in the third quarter of 2013
(in NOK billion)

Adjusted financial items excluding FX and IR derivatives	0.8	0.0	0.0	(1.4)	(0.6)	0.1	(0.5)

ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

	Third quarter
		2014			2013
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	23.2	(16.5)	6.6	30.6	(22.5)	8.1
Development and Production International	3.5	(2.7)	0.7	6.2	(3.3)	2.9
Marketing, Processing & Renewable Energy	4.4	(2.6)	1.8	3.9	(2.4)	1.6
Other	(0.1)	0.0	(0.0)	(0.3)	(0.2)	(0.5)

Group	30.9	(21.8)	9.1	40.4	(28.3)	12.1

Effective tax rates on adjusted earnings			70.6%			70.1%

Statoil 3rd quarter 2014     22

	First nine months
	2014			2013
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	81.4	(59.0)	22.3	97.1	(71.0)	26.1
Development and Production International	16.7	(9.1)	7.6	17.1	(9.4)	7.6
Marketing, Processing & Renewable energy	12.7	(6.7)	5.9	7.4	(4.9)	2.5
Other	(1.5)	0.5	(1.0)	(0.7)	(0.1)	(0.8)

Group	109.2	(74.4)	34.8	120.8	(85.5)	35.4

Effective tax rates on adjusted earnings			68.1%			70.7%

CAPITAL SPENDING

Third quarter			Gross investments	First nine months			Full year
2014	2013	change	(in NOK billion)	2014	2013	change	2013

13.1	16.4	(20%)	Development and Production Norway	43.2	41.8	3%	57.3
13.5	14.8	(9%)	Development and Production International	44.2	40.0	11%	52.9
2.3	2.3	0%	Marketing, Processing and Renewable Energy	5.4	4.4	23%	5.9
0.2	0.4	(65%)	Other	0.7	1.1	(36%)	1.3

29.0	33.9	(14%)	Gross investments 1)	93.4	87.2	7%	117.4

1) Defined as additions to property, plant and equipment (including capitalised finance leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in associated companies.

FINANCIAL INDICATORS

	At 30 September			At 31 December
(in NOK billion)	2014	2013	change	2013

Gross interest-bearing debt 1)	188.5	155.4	33.2	182.5
Net interest-bearing debt adjusted 2)	85.9	70.3	15.6	63.7
Net debt to capital employed ratio 2)	16.4%	14.3%		14.0%
Net debt to capital employed ratio adjusted 2)	19.0%	17.2%		17.2%
Current financial investments	38.9	18.9	20.0	39.2
Cash and cash equivalents	77.8	79.7	(1.9)	85.3

1) Defined as non-current and current finance debt.

2)  In the calculation of adjusted net interest-bearing debt, we make certain adjustments which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures.

Gross interest-bearing debt1) increased by NOK 33.2 billion mainly due to increased non-current finance debt of NOK 18.1 billion and increased current finance debt of NOK 15.0 billion, primarily related to proceeds from new finance debt issued in capital markets, amounting to USD 10.3 billion in 2013.

Net interest-bearing debt adjusted2) increased by NOK 15.6 billion, mainly due to an increase in gross interest-bearing debt of NOK 33.2 billion, partly offset by increase in in cash and cash equivalents and current financial investments by NOK 18.1 billion.

The net debt to capital employed ratio2) increased from 14.3% to 16.4%, mainly due to a increase in net interest-bearing debt of NOK 15.1 billion and an increase in capital employed of NOK 41.2 billion. Net debt to capital employed adjusted2) increased from 17.2% to 19.0% mainly due to the same factors.

Current financial investments  increased by NOK 20.0 billion. Current financial investments are a part of our liquidity management and reflect mainly deposits, treasury bills and commercial papers with a maturity of more than three months.

Statoil 3rd quarter 2014     23

Cash and cash equivalents decreased by NOK 1.9 billion. The increase mainly reflects increased levels of deposits, treasury bills and commercial papers with a maturity of three months or less.

At 30 September 2014 there are no outstanding amounts on the USCP program.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Third quarter			First nine months		Full year
2014	2013	HSE	2014	2013	2013

3.3	3.4	Total recordable injury frequency	3.3	3.9	3.8
0.8	0.8	Serious incident frequency (SIF)	0.7	0.8	0.8
56	54	Accidental oil spills (number)	174	173	219
2	5	Accidental oil spills (cubic metres)	89	65	69

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2013 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

•       Adjusted earnings (including Adjusted revenues and other income, Adjusted purchases, Adjusted operating expenses and selling, general and administrative expenses, Adjusted depreciation, amortisation and net impairment losses and Adjusted exploration expenses)

•       Adjusted earnings after tax

•       Net interest-bearing debt adjusted

•       Net debt to capital employed ratio

•       Net debt to capital employed ratio adjusted

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:

•       Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.

•       Periodisation of inventory hedging effect: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.

•       Over/underlift  is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting program and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.

•       Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realizable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.

•       Impairment and  reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortization and impairment line items.

•       Gain or loss from sales is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.

Statoil 3rd quarter 2014     24

•       Internal unrealised profit on inventories: Volumes derived from equity oil on inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact Net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.

•       Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure adjusted earnings after tax excludes net financial items (the principal line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

The calculated net debt to capital employed ratio is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to gross interest-bearing debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Statoil 3rd quarter 2014     25

Calculation of capital employed and net debt to capital employed ratio	At 30 September		At 31 December
(in NOK billion, except percentages)	2014	2013	2013

Shareholders' equity	365.5	339.4	355.5
Non-controlling interests	0.4	0.1	0.5

Total equity (A)	365.9	339.5	356.0

Current finance debt	27.6	12.6	17.1
Non-current finance debt	160.9	142.8	165.5

Gross interest-bearing debt (B)	188.5	155.4	182.5

Cash and cash equivalents	77.8	79.7	85.3
Current financial investments	38.9	18.9	39.2

Cash and cash equivalents and financial investment (C)	116.6	98.6	124.5

Net interest-bearing debt before adjustments (B1) (B-C)	71.9	56.8	58.0

Other interest-bearing elements 1)	8.6	6.8	7.1
Marketing instruction adjustment 2)	(1.4)	(1.3)	(1.3)
Adjustment for project loan 3)	(0.2)	(0.3)	(0.2)

Net interest-bearing debt adjusted (B2)	79.0	62.1	63.7

Normalisation for cash-build up before tax payment (50% of Tax Payment) 4)	6.9	8.3	0.0

Net interest-bearing debt adjusted (B3)	85.9	70.3	63.7

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	437.8	396.3	414.0
Capital employed before normalisation for cash build up for tax payment (A+B2)	444.9	401.6	419.7
Capital employed adjusted (A+B3)	451.8	409.9	419.7

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1)	16.4%	14.3%	14.0%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	17.8%	15.5%	15.2%
Net debt to capital employed adjusted (B3/(A+B3)	19.0%	17.2%	15.2%

1)          Adjustments to other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring a.s. classified as current financial investments.

2)          Marketing instruction adjustment is adjustment to gross interest-bearing debt due to the SDFI part of the financial lease in the Snøhvit vessels are included in Statoil’s Consolidated balance sheet.

3)          Adjustment for project loan is adjustment to gross interest-bearing debt due to the Baku-Tbilisi-Ceyhan project loan structure.

4)          Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were NOK 13.8 billion and NOK 16.5 billion as of September 2014 and 2013, respectively.

Statoil 3rd quarter 2014     26

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the third quarter of 2014	Statoil group	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other
(in NOK billion)	2014	2014	2014	2014	2014

Net operating income	17.0	24.6	(8.8)	1.8	(0.5)

Total revenues and other income	(1.7)	(1.7)	0.4	(0.4)	(0.0)
Changes in fair value of derivatives	(0.5)	(0.7)	0.0	0.2	0.0
Periodisation of inventory hedging effect	(0.2)	0.0	0.0	(0.2)	0.0
Over/underlift	(0.7)	(0.9)	0.2	0.0	0.0
Gain/loss on sale of assets	(0.9)	0.0	(0.5)	(0.4)	0.0
Provisions	0.7	0.0	0.7	0.0	0.0

Purchases [net of inventory variation]	1.5	0.0	0.0	1.5	0.0
Operational storage effects	1.5	0.0	0.0	1.5	0.0

Operating expenses	0.6	0.2	(0.1)	(0.0)	0.5
Over/underlift	(0.0)	0.2	(0.3)	0.0	0.0
Other Adjustments	0.5	0.0	0.0	0.0	0.5
Provisions	0.2	0.0	0.2	0.0	0.0

Depreciation, amortisation and impairment	8.6	0.0	7.2	1.4	0.0
Impairment	8.6	0.0	7.2	1.4	0.0

Exploration expenses	4.9	0.0	4.9	0.0	0.0
Impairment	4.9	0.0	4.9	0.0	0.0

Sum of adjustments to net operating income	13.9	(1.4)	12.3	2.6	0.5

Adjusted earnings	30.9	23.2	3.5	4.4	(0.1)

Tax on adjusted earnings	(21.8)	(16.5)	(2.7)	(2.6)	0.0

Adjusted earnings after tax	9.1	6.6	0.7	1.8	(0.0)

Items impacting net operating income in the first nine months of 2014	Statoil group	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other
(in NOK billion)	2014	2014	2014	2014	2014

Net operating income	100.4	82.1	5.1	13.4	(0.3)

Total revenues and other income	(11.6)	(0.9)	(5.5)	(3.5)	(1.8)
Changes in fair value of derivatives	(0.4)	(0.6)	0.0	0.1	0.0
Periodisation of inventory hedging effect	(0.1)	0.0	0.0	(0.1)	0.0
Over/underlift	(0.7)	(0.3)	(0.4)	0.0	0.0
Other adjustments	(2.8)	0.0	0.0	(2.8)	0.0
Gain/loss on sale of assets	(6.5)	0.0	(5.8)	(0.7)	0.0
Provisions	0.7	0.0	0.7	0.0	0.0
Eliminations	(1.8)	0.0	0.0	0.0	(1.8)

Purchases [net of inventory variation]	1.5	0.0	0.0	1.5	0.0
Operational storage effects	1.5	0.0	0.0	1.5	0.0

Operating expenses	0.9	0.1	0.3	(0.0)	0.5
Over/underlift	0.3	0.1	0.2	0.0	0.0
Other adjustments	0.5	0.0	0.0	0.0	0.5
Provisions	0.2	0.0	0.2	0.0	0.0

Depreciation, amortisation and impairment	12.8	0.0	11.5	1.2	0.0
Impairment	12.9	0.0	11.5	1.4	0.0
Reversal of impairment	(0.2)	0.0	0.0	(0.2)	0.0

Exploration expenses	5.2	0.0	5.2	0.0	0.0
Impairment	5.2	0.0	5.2	0.0	0.0

Sum of adjustments to net operating income	8.8	(0.8)	11.6	(0.7)	(1.3)

Adjusted earnings	109.2	81.4	16.7	12.7	(1.5)

Tax on adjusted earnings	(74.4)	(59.0)	(9.1)	(6.7)	0.5

Adjusted earnings after tax	34.8	22.3	7.6	5.9	(1.0)

Statoil 3rd quarter 2014     27

Items impacting net operating income in the third quarter of 2013	Statoil group	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other
(in NOK billion)	2013	2013	2013	2013	2013

Net operating income	39.3	36.5	0.5	0.9	1.4

Total revenues and other income	(4.3)	(6.2)	4.6	(0.9)	(1.7)
Changes in fair value of derivatives	(1.1)	(0.9)	0.0	(0.3)	0.0
Periodisation of inventory hedging effect	(0.3)	0.0	0.0	(0.3)	0.0
Over/underlift	1.4	1.0	0.4	0.0	0.0
Other Adjustments	(0.5)	0.0	(0.1)	(0.4)	0.0
Gain/loss on sale of assets	(6.4)	(6.4)	0.0	0.0	0.0
Provisions	4.3	0.0	4.3	0.0	0.0
Eliminations	(1.7)	0.0	0.0	0.0	(1.7)

Purchases [net of inventory variation]	(0.3)	0.0	0.0	(0.3)	0.0
Operational storage effects	(0.3)	0.0	0.0	(0.3)	0.0

Operating expenses	(0.3)	(0.2)	(0.2)	0.0	0.0
Over/underlift	(0.3)	(0.1)	(0.2)	0.0	0.0
Gain/loss on sale of assets	(0.1)	(0.1)	0.0	0.0	0.0

Depreciation, amortisation and impairment	5.6	0.4	0.9	4.2	0.0
Impairment	5.6	0.4	0.9	4.2	0.0

Exploration expenses	0.5	0.0	0.5	0.0	0.0
Impairment	0.5	0.0	0.5	0.0	0.0

Sum of adjustments to net operating income	1.1	(5.9)	5.7	3.0	(1.7)

Adjusted earnings	40.4	30.6	6.2	3.9	(0.3)

Tax on adjusted earnings	(28.3)	(22.5)	(3.3)	(2.4)	(0.2)

Adjusted earnings after tax	12.1	8.1	2.9	1.6	(0.5)

Items impacting net operating income in the first nine months of 2013	Statoil group	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other
(in NOK billion)	2013	2013	2013	2013	2013

Net operating income	111.6	99.9	10.3	(0.7)	2.0

Total revenues and other income	(2.6)	(4.6)	5.2	(0.4)	(2.8)
Changes in fair value of derivatives	1.1	1.0	0.0	0.1	0.0
Periodisation of inventory hedging effect	(0.1)	0.0	0.0	(0.1)	0.0
Over/underlift	1.1	0.8	0.4	0.0	0.0
Other adjustments	0.1	0.0	0.6	(0.4)	0.0
Gain/loss on sale of assets	(6.4)	(6.4)	0.0	0.0	0.0
Provisions	4.3	0.0	4.3	0.0	0.0
Eliminations	(2.8)	0.0	0.0	0.0	(2.8)

Purchases [net of inventory variation]	0.1	0.0	0.0	0.1	0.0
Operational storage effects	0.1	0.0	0.0	0.1	0.0

Operating expenses	5.7	1.3	0.2	4.1	0.0
Over/underlift	0.1	(0.2)	0.2	0.0	0.0
Other adjustments	0.7	0.7	0.0	0.0	0.0
Provisions	4.9	0.8	0.0	4.1	0.0

Depreciation, amortisation and impairment	5.6	0.4	0.9	4.2	0.0
Impairment	5.6	0.4	0.9	4.2	0.0

Exploration expenses	0.5	0.0	0.5	0.0	0.0
Impairment	0.5	0.0	0.5	0.0	0.0

Sum of adjustments to net operating income	9.3	(2.8)	6.8	8.1	(2.8)

Adjusted earnings	120.8	97.1	17.1	7.4	(0.7)

Tax on adjusted earnings	(85.5)	(71.0)	(9.4)	(4.9)	(0.1)

Adjusted earnings after tax	35.4	26.1	7.6	2.5	(0.8)

Statoil 3rd quarter 2014     28

Adjusted Earnings MPR break down

Third quarter		Adjusted Earnings break down	First nine months
2014	2013	(in NOK billion)	2014	2013

2.9	3.4	Natural Gas Europe	7.5	5.6
0.2	0.0	Natural Gas US	1.4	(0.2)
0.4	0.4	Liquids	1.7	1.3
0.9	0.1	Other	2.1	0.7
4.4	3.9	Adjusted earnings MPR	12.7	7.4

Reconciliation of adjusted earnings after tax to net income

STATOIL GROUP

Third quarter		Reconciliation of adjusted earnings after tax to net income		First nine months
2014	2013	(in NOK billion)		2014	2013

17.0	39.3	Net operating income (NOI)	A	100.4	111.6
23.3	26.1	Tax on NOI	B	74.3	81.0

(6.3)	13.2	NOI after tax	C = A-B	26.1	30.5

13.9	1.1	Adjustments	D	8.8	9.3
(1.5)	2.3	Tax on adjustments1)	E	0.0	4.5

9.1	12.1	Adjusted earnings after tax	F = C+D-E	34.8	35.4

(1.0)	(0.5)	Net financial items	G	0.9	(13.0)
(2.5)	(0.8)	Tax on net financial items	H	(3.8)	(6.9)

(4.8)	13.7	Net income	I = C+G-H	30.9	24.5

Statoil 3rd quarter 2014     29

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition",   "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, such as the discovery in Tanzania,  the Rosneft cooperation, developments at Johan Sverdrup, the Wintershall agreement, the Ormen Lange redetermination, the farming down of interests in Mozambique and the sale of producing assets in the Gulf of Mexico; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; situation in Ukraine; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals (including in relation to the agreement with Wintershall); industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

Statoil 3rd quarter 2014     30

END NOTES

1.    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.

2.    The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil. As of fourth quarter 2013, entitlement production from the upstream segment in the US is presented net of royalties. Historical information is aligned with the current presentation to provide comparable figures.

5.    These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.

6.    Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be at an arms-length basis.

7.    The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8.    The Group's average invoiced gas prices include volumes sold by the Marketing, Processing and Renewable energy (MPR) segment.

9.    The internal transfer price paid from MPR to DPN.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA

(Registrant)

Dated:October 29, 2014

By: ___/s/ Torgrim Reitan

Name: Torgrim Reitan

Title:    Chief Financial Officer

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